UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated April 24, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 24, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Relevant Matter – General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019

I am writing to you in my capacity as Chairman of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the General Ordinary and Extraordinary Shareholders’ Meeting held today, at which time the following Third Item of the Agenda was addressed, resolved:

.- To approve the proposal of the Board of Directors adjusted as of March 31, 2019 using the National Consumer Price Index (IPC Nacional) published on April 16, 2019 pursuant to Resolution No. 777/2018 of the Comisión Nacional de Valores (CNV), consisting of the following allocation of the Retained Earnings as of December 31, 2018:

In Pesos
Retained Earnings as of December 31, 2018 (in constant currency of March 31, 2019)	30,102,883,523
To Legal Reserve	(297,363,703)
To Cash Dividends	(6,300,000,000)
To Voluntary reserve for future cash dividends	(7,045,307,602)
To Voluntary reserve to maintain the level of investments in capital assets and the current level of solvency of the Company	(16,460,212,218)
To New Fiscal Year	---------

.- Moreover, the following was also approved:

a)           The cash dividends for a total amount of P$6,300,000,000 (equivalent to P$2.925214779 per share of P$1 – nominal value outstanding as of the date) will be made available to shareholders on May 7, 2019.

b)           Delegate to the Board of Directors of the Company the powers to resolve, based on the evolution of the business, to withdraw, totally or partially, on one or more times, the amount of up to P$7,045,307,602 from the “Voluntary reserve for future cash dividends” and its distribution as cash dividends to the shareholders, being entitled to exercise these delegated powers until December 31, 2019.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 24, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations